August 14, 2023

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Re:	Elevai Labs, Inc.
Draft Registration Statement on Form S-1
Submitted July 25, 2023
CIK No. 0001840563

We submit this letter to the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1 confidentially submitted to the Commission on February 14, 2023 (the “Initial Registration Statement”), as amended on June 14, 2023, and as amended on July 25, 2023 (the “Amended Registration Statements”). On the date hereof, we are submitting and amendment to the Amended Registration Statements (“Amendment No. 2”).

Set forth below is the response of Elevai Labs, Inc. (the “Company”) to the comments from the staff of the Division of Corporation Finance (the “Staff”) in a letter to the Company dated August 1, 2023. We set forth below in bold the comments from the Staff followed by our response to the comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 91

1.	We note you have included a discussion of your results of operations for the three months ended March 31, 2023 compared to the three months ended March 31, 2022. However, it appears you have not included the discussion of your results of operations for the fiscal year ended December 31, 2022 compared to the fiscal year ended December 31, 2021 in this amendment. Please advise.

We have revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations to Amendment No. 2 to the draft registration statement to include our discussion of our results of operations for the fiscal year ended December 31, 2022, compared to the fiscal year ended December 31, 2021.

In addition to the above response to your comment, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Registration Statement, (ii) comments from the Staff do not foreclose the Commission from taking any action with respect to Amended Registration Statement or any eventual registration statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jordan Plews
Jordan Plews, Ph. D.
Chief Executive Officer